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                              November 16, 2021

       David V  lez Osorno
       Chief Executive Officer
       Nu Holdings Ltd.
       Campbells Corporate Services Limited, Floor 4
       Willow House, Cricket Square, KY1-9010
       Grand Cayman, Cayman Islands

                                                        Re: Nu Holdings Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed November 1,
2021
                                                            File No. 333-260649

       Dear Mr. Osorno:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       F-1 Registration Statement filed November 1, 2021

       The Offering, page 17

   1. You disclose that total ordinary shares to be outstanding immediately after the global offering will be
4,600,467,348 after the sale and issuance of 289,150,155 Class A ordinary shares based on
4,244,767,963 shares outstanding as of September 30, 2021 plus (i) the
                                                        Share Capital
Conversion, (ii) the issuance of 830,490 Class A ordinary shares at the closing of our
acquisition of Spin Pay in October 2021, (iii) the issuance of 62,212,401
                                                        Class A ordinary shares
pursuant to the exercise of stock options between October 1, 2021 and October 26, 2021,
(iv) and the issuance of 3,619,523 Class A ordinary shares subject to RSUs vested, net of
withheld shares to settle the employees    tax obligations, vested
                                                        between October 1, 2026
and October 26, 2021. However by our calculation, such
 David V  lez Osorno
Nu Holdings Ltd.
November 16, 2021
Page 2
      amount would be 4,600,580,932. Please reconcile and revise your disclosures accordingly, including on pages 23, 95, 97 and 98.
Customer Program, page 17

2. Please provide us with your legal analysis as to why registration is not required for the
      BDRs that will be issued pursuant to the customer program.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Erin Purnell at
(202) 551-3454
with any other questions.



                                                            Sincerely,
FirstName LastNameDavid V  lez Osorno
                                                            Division of
Corporation Finance
Comapany NameNu Holdings Ltd.
                                                            Office of Finance
November 16, 2021 Page 2
cc:       Byron B. Rooney, Esq.
FirstName LastName